SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934


Intermix Media, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)


45881X106
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


September 16, 2005
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.



CUSIP No. 45881X106
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Funds, LLC	                                           		I.D. NO.
13-4044523
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
    00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

217,300  (Item 5)

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

217,300  (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

217,300  (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.62%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA

CUSIP No. 45881X106

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Asset Management Inc.
	I.D. NO.  13-4044521
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
 00-Funds of investment advisory clients

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

724,600  (Item 5)

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

724,600  (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

724,600  (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.06%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IA, CO

CUSIP No. 45881X106

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Securities, Inc.                                           		I.D. NO.
13-3379374
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00- Client funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

848,900      (Item 5)

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

 848,900    (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   848,900                  (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.41%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No. 45881X106

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
	I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

   25,000   (Item 5)

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

      25,000        (Item 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,000                (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.07%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO

CUSIP No. 45881X106
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GGCP, Inc.
	I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None   (ITEM 5)

8



SHARED VOTING POWER

NONE

9


SOLE DISPOSITIVE POWER

NONE    (ITEM 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 45881X106
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GAMCO Investors, Inc.
	I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

NONE

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14


TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO

CUSIP No. 45881X106

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 00 - Funds of family partnership

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7



SOLE VOTING POWER

None      (Item 5)

8



SHARED VOTING POWER

NONE

9



SOLE DISPOSITIVE POWER

NONE     (ITEM 5)

10



SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
		The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share ("Securities"), of Intermix Media, Inc. (the "Issuer"), a Delaware corporation with principal offices located at 6060 Center Drive, Suite 300, Los Angeles, CA 90045.

Item 2.		Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario
Gabelli") and various entities which he
directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for Lynch Corporation ("Lynch") and Lynch
Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.
Certain of these entities may also make investments for their own accounts.
		The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed
Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
		(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  formerly known as Gabelli Group Capital
Partners, Inc. ("GGCP"), GAMCO Investors, Inc. formerly known as Gabelli Asset
Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset
Management Inc. formerly known as GAMCO Investors, Inc. ("GAMCO"), Gabelli
Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli
& Company, Inc. ("Gabelli & Company"), Gabelli & Company, Inc. Profit Sharing
Plan (the "Plan"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation,
Inc. ("Foundation"), Mario Gabelli, Lynch, and Interactive.  Those of the
foregoing persons signing this Schedule 13D are hereafter referred to as the
"Reporting Persons".
		GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
		GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers
Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
		GSI, a majority-owned subsidiary of GBL, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the
Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II,
Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia
Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli
Securities International Limited ("GSIL"). GSIL provides investment advisory
services to offshore funds and accounts.   GSIL is an investment advisor of
Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and
Gabelli Global Partners, Ltd.
		Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-
dealer registered under the Securities Exchange Act of 1934, as amended ("1934
Act"), which as a part of its business regularly purchases and sells securities for its own account.
		Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the
Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth
Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli
Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income
Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli
Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global
Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International
Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust,
The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli
Blue Chip Value Fund, The Gabelli Mathers Fund, The Gabelli Woodland Small Cap
Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The
Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust,
The Gabelli Global Gold, Natural Resources, & Income Trust (collectively, the
"Funds"), which are registered investment companies.
		Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty
Mitessm Fund.
		The Plan, a qualified employee profit sharing plan, covers
substantially all employees of GBL and its affiliates.
		MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder,
director and employee of MJG Associates.   MJG Associates is the Investment
Manager of Gabelli International Limited, Gabelli International II Limited,
Gabelli Performance Partnership, and Gabelli Fund, LDC.
The Foundation is a private foundation.  Mario Gabelli is the
President, a Trustee and the
Investment Manager of the Foundation.
		Lynch is a public company traded on the American Stock Exchange engaged in manufacturing.  Interactive is a public company listed on the
American Stock Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry.  Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities.
Mario J. Gabelli is a director, officer and a substantial shareholder of
Interactive and a substantial shareholder of Lynch.
		Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GGCP and GBL, and the Chief
Investment Officer for each of the Reporting Persons other than Lynch.  GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of
GAMCO.  GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers.  Gabelli & Company is a wholly-owned subsidiary of GSI.
		The Reporting Persons do not admit that they constitute a group.
		GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580.
Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates
is a Connecticut corporation having its principal business office at 140
Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.
Lynch is an Indiana corporation having its principal business office at 50
Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903.  Interactive is a
Delaware corporation having its principal place of business at One Corporate
Center, Rye, New York 10580.
		For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
		The Reporting Persons used an aggregate of approximately $21,529,552 to purchase the Securities reported as beneficially owned in Item
5. GAMCO and Gabelli Funds used approximately $8,599,968 and $2,589,359 respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. GSI used approximately $10,043,999 of client funds to purchase the Securities reported by it. MJG Associates used approximately $296,226 of client funds to purchase the Securities reported by it.

Item 4.		Purpose of Transaction
		Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
		The Reporting Persons, with the exceptions of Lynch and Interactive, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). The Reporting Persons do not believe they possess material inside information concerning the Issuer. As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
		Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
		With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund's shares independently.
		Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
		Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.		Interest In Securities Of The Issuer
		(a) The aggregate number of Securities to which this Schedule 13D relates is 1,815,800 shares, representing 5.15% of the 35,229,145 shares outstanding as reported by the Issuer on Form 10-Q for the quarter ended June
30, 2005.  The Reporting Persons beneficially own those Securities as follows:






Name





Shares of
Common Stock




                % of
Class of
Common
Gabelli Funds

217,300
0.62%
GAMCO

724,600

2.06%
GSI
848,900
2.41%

MJG Associates

25,000

0.07%

Mario Gabelli

0


0.00%

		Mario Gabelli is deemed to have beneficial ownership of the
Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli &
Company.  GBL and GGCP are deemed to have beneficial ownership of the
Securities owned beneficially by each of the foregoing persons other than Mario
Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each
Fund shall respectively vote that Fund's shares, (ii) at any time, the Proxy
Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and
Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(d) The investment advisory clients of, or partnerships managed by,
GAMCO, Gabelli Funds, Gabelli Advisers, GSI and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  The shares reported as beneficially owned by
Mario Gabelli are held by a family partnership that has the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the
Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the
Securities.
(e) Not applicable.


Item 6.		Contracts, Arrangements, Understandings or Relationships with
Respect
		to Securities of the Issuer
		The powers of disposition and voting of Gabelli Funds, Gabelli Advisers, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7. 	Material to be Filed as an Exhibit
	The following Exhibit A is attached hereto. The following Exhibit B is incorporated by reference to Exhibit C in the Amendment No. 8 to Schedule 13D of the Reporting Persons with respect to Edgewater Technologies, Inc.

Exhibit A:
Joint Filing Agreement


Exhibit B:
Powers of Attorney to Douglas R. Jamieson and James E. McKee from Robert E. Dolan

Powers of Attorney to Douglas R. Jamieson and James E. McKee from Raymond H. Keller.

Powers of Attorney to Douglas R. Jamieson and James E. McKee from Mario J. Gabelli.

Powers of Attorney to Karyn M. Nappi, and James E. McKee from
Marc J. Gabelli.






Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	September 22, 2005

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.




By:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact




GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC
GABELLI ADVISERS, INC.





By:/s/ James E. McKee
	James E. McKee
	Secretary or Assistant Secretary



GAMCO ASSET MANAGEMENT INC.



By:/s/ Douglas R. Jamieson
	Douglas R. Jamieson
	Executive Vice President


SCHEDULE I

     Information with Respect to Executive
Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is GGCP, Inc., GAMCO Investors, Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Asset Management Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc.
Directors:

Vincent J. Amabile

Mario J. Gabelli
Business Consultant
Chairman and Chief Executive Officer of GGCP,
Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of
Lynch Interactive Corporation.

Charles C. Baum
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

Arnold M. Reichman
Business Consultant

Marc J. Gabelli
President of GGCP, Inc.; Chairman of Lynch
Corporation

Matthew R. Gabelli
Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

Mario J. Gabelli
Marc J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer

President Henry Kiernan
Vice President, Chief Financial Officer and
Secretary





GAMCO Investors, Inc.
Directors:


               Edwin L.
Artzt




               Raymond C.
Avansino, Jr.

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli


               John D.
Gabelli


See above


Senior Vice President



	John C. Ferrara
See below



	Karl Otto Pohl (1)




              Robert S.
Prather





              Frederic V.
Salerno


              Vincent S.
Tese




               Alan C.
Heuberger

Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

President & Chief Operating Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, GA 30319


Former Vice Chairman and Chief Financial Officer
Verizon Communications

Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

Cascade Investment LLC
2365 Carillon Point
Kirkland, WA 98033

Officers:

	Mario J. Gabelli

Chairman, Chief Executive Officer and Chief
Investment Officer

Douglas R. Jamieson

Henry G. Van der Eb

Michael R. Anastasio,
Jr.

President and Chief Operating Officer

Senior Vice President

Vice President and Chief Financial Officer
	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Asset Management Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Investment Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson

              Michael R.
Anastasio, Jr.
Executive Vice President and Chief Operating
Officer

Vice President and Chief Financial Officer
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	James E. McKee
Secretary



Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

	James E. McKee
Secretary

Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.

               Douglas R.
Jamieson

               F. William
Scholz, II


See above

President and Chief Operating Officer

See above




Officers:


	Douglas R. Jamieson

               Michael R.
Anastasio

               James E. McKee
See above

Vice President and Chief Financial Officer

Assistant Secretary



Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.



Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds



               James E. McKee
Secretary


Lynch Corporation,
140 Greenwich Avenue, 4th Floor
Greenwich, CT 06830

Directors:





              E. Val Cerutti

Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

Avrum Gray



              Marc J. Gabelli

              John C. Ferrara


              Anthony R.
Pustorino

Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

Chairman

President and Chief Executive Officer


Professor Emeritus
Pace University
1 Martine Avenue
White Plains, NY 10606

Officers:





            John C. Ferrara
See above




	Eugene Hynes
Secretary and Treasurer




Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740

	Mario J. Gabelli

See above - GGCP, Inc.


	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	 Daniel Lee




               Morris Berkowitz





               John C. Ferrara
Chairman and Chief Executive Officer
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway, Suite 1800
Las Vegas, Nevada 89109

Consultant
Lynch Interactive Corporation
401 Theodore Fremd Ave.
Rye, NY 10580


See above







Officers:


	Mario J. Gabelli
Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer

               John A. Cole

Vice President, Corporate Development
Secretary and General Counsel
	(1) Citizen of Germany





                                     SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                     SHARES PURCHASED     AVERAGE
                        DATE              SOLD(-)         PRICE(2)
 COMMON STOCK-INTERMIX MEDIA INC.
          MJG ASSOCIATES, INC.
                       8/29/05           10,000            11.8970
	    	GABELLI FUND, LDC
                       8/22/05           10,000            11.8400
                       8/18/05            3,500            11.7833
                       7/25/05              500            11.7000
          GAMCO ASSET MANAGEMENT, INC.
                       9/19/05           20,000            11.9568
                       9/19/05            3,000            11.9087
                       9/19/05            2,000            11.9070
                       9/19/05            2,000            11.9108
                       9/19/05            1,000            11.9145
                       9/16/05            2,000            11.9125
                       9/16/05            2,000            11.9138
                       9/16/05            1,000            11.9175
                       9/16/05            4,000            11.9500
                       9/16/05            1,000            11.9100
                       9/15/05            1,000            11.9175
                       9/15/05            3,000            11.9117
                       9/15/05            3,000            11.9125
                       9/15/05            2,000            11.9100
                       9/14/05            1,000            11.9200
                       9/14/05            1,000            11.9350
                       9/14/05            2,000            11.9225
                       9/14/05           10,000            11.9700
                       9/13/05            1,000            11.9250
                       9/13/05            1,000            11.9250
                       9/13/05            1,000            11.9325
                       9/13/05            2,000            11.9288
                       9/13/05            2,000            11.9275
                       9/12/05            1,000            11.9250
                       9/12/05            2,000            11.9275
                       9/12/05           15,000            11.9700
                       9/09/05            3,300            11.9182
                       9/09/05            2,900            11.9193
                       9/09/05            1,200            11.9230
                       9/09/05            3,000            11.9713
                       9/09/05            1,200            11.9167
                       9/09/05            1,000            11.9317
                       9/08/05            1,400            11.9300
                       9/08/05            2,700            11.9193
                       9/08/05            3,100            11.9209
                       9/06/05           30,000            11.9500
                       9/06/05            7,000            11.9500
                       9/01/05           17,000            11.9200
                       9/01/05            1,000            11.8700
                       9/01/05            1,000            11.8775
                       9/01/05            3,000            11.8725
                       9/01/05            2,000            11.8725
                       9/01/05            3,000            11.9200
                       9/01/05            2,000            11.9200
                       9/01/05            5,000            11.9200
                       8/31/05            2,000            11.9200
                       8/31/05           10,000            11.9200
                       8/31/05            1,000            11.8775
                       8/31/05            2,000            11.8738
                       8/31/05           20,000            11.9300
                       8/31/05            2,000            11.8725
                       8/31/05            2,000            11.9200
                       8/31/05            4,000            11.9200
                       8/31/05           27,000            11.9200
                       8/31/05           30,000            11.9200
                       8/30/05            2,000            11.8837
                       8/30/05            2,000            11.8825
                       8/30/05           20,000            11.9300
                       8/30/05            1,000            11.8875
                       8/30/05            1,000            11.8800
                       8/29/05           14,000            11.9200
                       8/29/05           10,000            11.9200
                       8/26/05           10,000            11.9045
                       8/26/05            1,000            11.8600
                       8/26/05            1,000            11.8675
                       8/26/05            1,500            11.8650
                       8/26/05            1,900            11.8626
                       8/25/05           44,200            11.8933
                       8/25/05           22,600            11.8931
                       8/25/05           19,900            11.8935
                       8/25/05            2,800            11.8985
                       8/25/05           55,600            11.8932
                       8/24/05            2,000            11.8238
                       8/24/05            1,000            11.8275
                       8/24/05            5,000            11.8500
                       8/24/05            2,000            11.8225
                       8/24/05            1,000            11.8350
                       8/24/05            1,000            11.8200
                       8/23/05            1,000            11.8675
                       8/23/05              500            11.8600
                       8/23/05            9,000            11.9000
                       8/23/05            2,100            11.8636
                       8/23/05            2,200            11.8623
                       8/23/05            9,500            11.9000
                       8/22/05            6,000            11.8408
                       8/19/05            4,000            11.8400
                       8/19/05            2,000            11.7825
                       8/19/05            2,000            11.7775
                       8/18/05            4,000            11.7833
                       8/18/05            1,200            11.7875
                       8/17/05            1,000            11.8008
                       8/17/05            1,000            11.7933
                       8/17/05            2,000            11.7970
                       8/17/05            2,000            11.7958
                       8/08/05           11,300-           11.6954
                       8/03/05            1,000            11.6950
                       8/03/05            2,000            11.6975
                       8/02/05            2,000            11.6748
                       8/02/05            2,500            11.6743
                       8/02/05            1,100            11.6723
                       8/01/05            1,000            11.6675
                       8/01/05            2,000            11.6662
                       8/01/05            5,000            11.6900
                       8/01/05            1,000            11.6700
                       8/01/05            3,000            11.6625
                       7/29/05            2,000            11.6255
                       7/29/05            1,000            11.6315
                       7/29/05            2,000            11.6270
                       7/29/05            1,000            11.6225
                       7/27/05            3,000            11.7270
                       7/27/05            7,000            11.7270
                       7/26/05            1,000            11.6795
                       7/26/05            1,000            11.6675
                       7/25/05            3,500            11.7000
                       7/25/05            4,400            11.7011
                       7/25/05            1,000            11.8000
                       7/25/05            2,000            11.8000
                       7/25/05            5,600            11.7009
                       7/25/05            1,300            11.7038
                       7/25/05            1,000            11.7150
                       7/25/05            2,000            11.7025
                       7/22/05            1,100            11.7378
                       7/22/05            4,700            11.7333
                       7/22/05            1,000            11.7383
                       7/22/05            8,500            11.7700
                       7/22/05            3,100            11.7349
                       7/22/05            2,400            11.7354
                       7/22/05              500            11.7700
	    GABELLI SECURITIES, INC.
          	GABELLI ASSOCIATES LTD
                       9/19/05            6,000            11.9078
                       9/16/05            7,000            11.9107
                       9/15/05           11,000            11.9105
                       9/14/05            3,100            11.9216
                       9/13/05            7,000            11.9257
                       9/12/05            4,000            11.9212
                       9/09/05           10,500            11.9172
                       9/08/05            4,200            11.9205
                       9/01/05            7,000            11.8707
                       8/31/05            7,000            11.8707
                       8/30/05            8,000            11.8806
                       8/26/05            4,600            11.8611
                       8/25/05          170,200            11.8931
                       8/24/05            7,000            11.8207
                       8/23/05            2,000            11.8625
                       8/22/05            4,000            11.8408
                       8/19/05            8,000            11.7756
                       8/18/05            3,500            11.7847
                       8/17/05            5,000            11.7943
                       8/03/05            3,500            11.6914
                       8/02/05            7,900            11.6729
                       8/01/05            7,000            11.6632
                       7/29/05            4,500            11.6238
                       7/28/05            3,000            11.6555
                       7/26/05            2,400            11.6640
                       7/25/05           16,200            11.7003
                       7/22/05            9,200            11.7338
          	GABELLI ASSOCIATES FUND II
                       9/14/05            1,000            11.9200
                       9/09/05              500            11.9167
                       8/31/05            1,000            11.8700
                       8/25/05            6,400            11.8931
                       8/19/05            1,000            11.7750
                       8/02/05              500            11.6723
                       7/25/05            1,000            11.7000
         	 GABELLI ASSOCIATES FUND
                       9/19/05            7,000            11.9077
                       9/16/05            7,000            11.9107
                       9/15/05           10,000            11.9105
                       9/14/05            3,000            11.9217
                       9/13/05            6,000            11.9258
                       9/12/05            3,000            11.9217
                       9/09/05            9,400            11.9172
                       9/08/05            4,800            11.9203
                       9/01/05            6,000            11.8708
                       8/31/05            7,000            11.8707
                       8/30/05            6,000            11.8808
                       8/29/05            2,500            11.8760
                       8/26/05            5,000            11.8610
                       8/25/05          153,300            11.8931
                       8/24/05            6,000            11.8208
                       8/23/05            2,200            11.8623
                       8/22/05            3,500            11.8409
                       8/19/05            7,000            11.7757
                       8/18/05            2,800            11.7851
                       8/17/05            4,000            11.7945
                       8/03/05            3,500            11.6914
                       8/02/05            6,000            11.6731
                       8/01/05            6,000            11.6633
                       7/29/05            4,500            11.6238
                       7/28/05            2,000            11.6570
                       7/26/05            2,500            11.6639
                       7/25/05           14,500            11.7003
                       7/22/05            8,500            11.7339
           GABELLI FUNDS, LLC.
		   GLOBAL UTILITY INCOME TRUST
                       9/12/05            7,000            11.9700
                       9/07/05            3,000            11.9600
               GABELLI DIVIDEND & INCOME TRUST
                       9/16/05           30,000            11.9500
                       9/12/05           12,900            11.9700
                       9/08/05              100            11.9600
                       9/07/05           17,000            11.9600
                       8/31/05           70,000            11.9200
               GABELLI CAPITAL ASSET FUND
                       9/09/05            7,300            11.9700
               GABELLI ABC FUND
                       8/31/05           30,000            11.9233
                       8/29/05           21,500            11.9281
                       7/29/05           15,000            11.6900
                       7/27/05            2,500            11.6700

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE AMEX.

(2) PRICE EXCLUDES COMMISSION.














Exhibit A

JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value of $0.001 per share, of Intermix Media, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
		IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 22nd day of September, 2005.


MARIO J. GABELLI
MARC J. GABELLI
GGCP, INC.
GABELLI PERFORMANCE PARTNERSHIP L.P.
GABELLI INTERNATIONAL LIMITED
GABELLI INTERNATIONAL II LIMITED
GABELLI FUND, LDC
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.
GEMINI CAPITAL MANAGEMENT LLC


By:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact




GAMCO INVESTORS, INC.
GABELLI FUNDS, LLC
GABELLI SECURITIES, INC.
GLI, INC.
GABELLI & COMPANY, INC.


By: /s/ James E. McKee
	James E. McKee
	Secretary or Assistant Secretary












ALCE PARTNERS, L.P.
GABELLI MULTIMEDIA PARTNERS, L.P.
GABELLI EUROPEAN PARTNERS MASTER FUND, LTD.
GABELLI GLOBAL PARTNERS MASTER FUND, LTD.
GABELLI ASSOCIATES LIMITED
GABELLI ASSOCIATES FUND



By:/s/ James E. McKee
	James E. McKee
	Secretary of Gabelli Securities Inc.


LYNCH CORPORATION
SPINNAKER INDUSTRIES, INC
BRIGHTON COMMUNICATIONS CORPORATION
LYNCH INTERACTIVE CORPORATION
WESTERN NEW MEXICO
INTER-COMMUNITY TELEPHONE COMPANY



BY:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact



GABELLI & COMPANY, INC.
PROFIT SHARING PLAN



By:/s/ Douglas R. Jamieson
	Douglas R. Jamieson
	Trustee



GAMCO ASSET MANAGEMENT, INC.


By:/s/ Douglas R. Jamieson
	Douglas R. Jamieson
	Executive Vice President